UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

MultiPlan Corporation

(Name of Issuer)

Shares of Class A Common Stock,

$0.0001 par value per share

(Title of Class of Securities)

62548M100

(CUSIP Number)

December 31, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 62548M100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,612,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,612,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,612,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.77% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 638,276,295 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 1, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 62548M100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,612,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,612,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,612,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.77% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 638,276,295 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 1, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 62548M100	SCHEDULE 13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Viggo Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,612,794
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,612,794

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,612,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.77% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 638,276,295 shares of Class A common stock, par value $0.0001 per share, outstanding as of November 1, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 62548M100	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a) Name of Issuer

MultiPlan Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices

115 Fifth Avenue

New York, NY 10003

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Private Limited

Viggo Investment Pte. Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Viggo Investment Pte. Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Shares of Class A Common Stock, $0.0001 par value per share

Item 2(e) CUSIP Number

62548M100

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 62548M100	SCHEDULE 13G	Page 6 of 8 Pages

Item 4 Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Viggo Investment Pte. Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Viggo Investment Pte. Ltd. shares the power to vote and the power to dispose of all of the shares of Class A common stock, par value $0.0001 per share, of the Issuer held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 62548M100	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 11, 2022

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 11, 2022

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director
Date:	February 11, 2022

VIGGO INVESTMENT PTE. LTD.

By:	/s/ Huw Critchley
Name:	Huw Critchley
Title:	Authorized Signatory
Date:	February 11, 2022

CUSIP No. 62548M100	SCHEDULE 13G	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement